SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 1-14827

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: September 30, 2006

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

EVCI Career Colleges Holding Corp

Full Name of Registrant

Former Name if Applicable

1 Van Der Donck Street

Address of Principal Executive Office (Street and Number)

Yonkers, NY 10701

City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) Attach extra sheets if needed.

Material information required to complete registrant's Form 10-Q is not yet available, including information relating to its ongoing efforts to raise additional equity and to restructure its bank debt.

Registrant anticipates there will be a significant change in its results of operations for the three months ended September 30, 2006, as compared to the three months ended September 30, 2005. Registrant estimates that revenue will be approximately $12.3 million, loss from operations will be approximately $7.4 million and net loss will be approximately $7.9 million or $0.64 per diluted share. This compares to 2005 third quarter revenue of $10.1 million, loss from operations of $1.6 million, net loss of $1.5 million and diluted loss per share of $0.12.

The significant revenue increase is attributable to revenue from Technical Career Institutes of approximately $7.0 million, as compared to TCI revenue of $2.1 million for the 14 days of September 2005 after registrant acquired TCI, as well as $0.4 million from Pennsylvania School of Business. Interboro contributed $4.9 million to third quarter 2006 revenue, a $3.1 million decrease in its revenue for the same quarter last year. The 2006 third quarter loss is primarily attributable to the decline in Interboro's revenue as well as an accrual of $2.7 million made for estimated disallowances related to the DOE mandated rescoring of Interboro ATB tests. Due to severance obligations, there was an insignificant reduction in this loss from the operating cost reductions of approximately $2.3 million, annualized, as a result of a reduction in employees at Interboro during June 2006. Benefits from the first quarter operating cost reductions of approximately $2.2 million, annualized, were offset by third quarter 2006 increases in non-cash compensation expenses of approximately $0.5 million resulting from the adoption of SFAS No. 123R and approximately $0.5 million of interest and financing costs relating to our bank facility.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard Goldenberg	914	623-0700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EVCI Career Colleges Holding Corp.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2006	By:	/s/ Richard Goldenberg
Richard Goldenberg
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.